Civeo Corporation

Three Allen Center

333 Clay Street, Suite 4980

Houston, Texas 77002

Telephone: (713) 501-2400

November 6, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Commodities

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	Shannon Sobotka, Staff Accountant
William Demarest, Staff Accountant

RE:	Civeo Corporation
Form 10-K for the Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-36246

Ladies and Gentlemen:

This letter sets forth the responses of Civeo Corporation (the “Company,” “we,” and “our”) to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated October 31, 2017. We have repeated below the Staff’s comment and followed the comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

Note 3. Impairment Charges, page 104

1.

We note your response to our prior comment 1. In future filings, please include disclosure similar to the first part of your response discussing asset groups and which properties are included in each. Also, consider revising your disclosure on pages 11 – 16 to indicate the level of impairment, if any, related to each of the closed properties or asset group including such properties.

Response:

We acknowledge the Staff’s comment and will include in future filings the requested disclosure discussing our asset groups and which properties are included in each. We also will consider disclosing in future filings the level of impairment related to each of the closed properties or asset group including such properties.

Should any member of the Staff have a question regarding our response to the comment set forth above, or need additional information, please do not hesitate to call Carolyn Stone, our Vice President, Controller and Corporate Secretary, at (713) 510-2414, or me at (713) 510-2410.

Very truly yours,

/s/ Frank. C. Steininger

Frank C. Steininger

Senior Vice President, Chief Financial Officer and Treasurer

Cc:      Carolyn Stone, Civeo Corporation

Barclay Brewer, Civeo Corporation

John Williamson, Ernst & Young LLP

Tull R. Florey, Gibson, Dunn & Crutcher LLP